ALSTON&BIRD LLP

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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

October 29, 2010

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, DC  20549-6010

Re:	Clarion Property Trust Inc.
File No. 333-164777

Dear Ms. Gowetski:

This letter sets forth the response of our client, Clarion Property Trust Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated October 18, 2010 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 4”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Questions and Answers about this Offering, page 1

1)                                     Comment:                                      We note your revised disclosure on pages 4 and 12 regarding the Class A and Class W shares.  Please revise as appropriate to (i) eliminate duplicative disclosure, (ii) quantify, similar to your disclosure on page 99, the differences in fees between the two classes and (iii) describe how the distributions paid with respect to each class of shares are not expected to be of equal dollar amounts.

Response:                                        The Issuer has removed the duplicative disclosure on page 12 and has added new disclosure on page 16 to illustrate the differences in fees between the two classes and to describe how distributions paid with respect to each class of shares are not expected to be of equal dollar amounts.

Estimated Use of Proceeds, page 46

2)                                     Comment:                                      We note your disclosure that the table assumes that 70% of all shares sold are Class A and 30% of all shares sold are Class W.   Please tell us the basis for this assumption.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Response:                                        The Issuer’s assumption that 70% of all shares sold will be Class A and 30% of all shares sold will be Class W is based on its market research.  In discussing the distribution of its shares with potential participating broker-dealers, the Issuer was informed that some participating broker-dealers would not be able to offer Class W shares to their customers.  Of those participating broker-dealers which the Issuer expects will offer both share classes, the Issuer estimates that the majority of shares sold will be Class A shares.  Participating broker-dealers who sell shares of traditional, non-listed REITs are accustomed to an up-front selling commission.  The Issuer expects to include in its distribution syndicate those traditional sellers, which the Issuer expects will sell primarily Class A shares.  Because the Issuer’s Class W share class will be the first time that a commission-free share class is offered by a non-listed REIT, the Issuer and its dealer manager will need to undertake an educational and training effort before momentum picks up in selling the Class W shares.  For these reasons, the Issuer has estimated that 70% of the shares sold in the offering will be Class A shares with the remainder being Class W shares.

Prior Performance, page 87

3)                                     Comment:                                      We note your response to comment 4 of our letter dated September 2, 2010 that, to date, ING Residential Fund USA and ING Clarion Development Ventures have not experienced any major adverse business developments that would be material to investors in this program.  Please advise whether these two entities have experienced any adverse business developments and revise your disclosure, as appropriate.

Response:                                        The Issuer confirms that there have been no adverse business developments or conditions experienced by either ING Residential Fund USA or ING Clarion Development Ventures that are of a “major” nature.  As a result, no additional disclosure is required by Industry Guide 5.

Net Asset Value Calculation and Valuation Guidelines, page 94

4)                                     Comment:                                      We note your response to comment 6 of our letter dated September 2, 2010.  Please revise your disclosure to clearly state that your advisor will be responsible for the figures used in determining net asset value that are provided to you by third parties.

Response:                                        The Issuer has revised the disclosure on page 96 in response to the Commission’s comment.

5)                                     Comment:                                      We note your disclosure that “NAV per share of each class is calculated by dividing the total market value of [your] investments and other assets allocable to a class (minus class liabilities) by the number of outstanding shares in that class.”  It appears from your disclosure that assets will be allocated between the share classes rather than aggregated.  Please revise your disclose to clarify how the assets will be allocated and more specifically describe how NAV per share of each class will be calculated.

Response:                                        The Issuer has revised the disclosures on pages 94-95 and 156 in response to the Commission’s comment and to more accurately reflect how NAV will be calculated.

Valuation of Properties, page 96

6)                                     Comment:                                      We note that your independent valuation advisor may, at its discretion, perform an interim appraisal to confirm the estimated property value.  Please advise whether the advisor will receive additional compensation for conducting an interim appraisal and clarify your disclosure on page 83.

Response:                                        The Issuer has revised the disclosure on page 83 to reflect that the independent valuation advisor will receive additional compensation for conducting an interim appraisal.

Description of Capital Stock, page 114

Distribution Reinvestment Plan, page 120

7)                                     Comment:                                      We note your response to comment 2 of our letter dated September 2, 2010.  Similar to your disclosure on pages 13 and 14, please revise your disclosure in this section to clarify that the dealer manager fee and the distribution fee will apply to all outstanding shares, including shares issued pursuant to your distribution reinvestment plan.

Response:                                        The Issuer has revised the disclosure on page 120 of Amendment No. 4 in response to the Commission’s comment.

Federal Income Tax Considerations, page 129

8)                                     Comment:                                      We note your response to comment 7 of our letter dated September 2, 2010. We note that your tax disclosure and your tax opinion will rely on the private letter ruling from the IRS.  Because the opinion and your disclosure will rely on the private letter ruling, we continue to believe that the ruling should be filed under Item 601(b)(8) of Regulation S-K  Accordingly, please file the private letter ruling.

Response:                                        The Issuer will file the private letter ruling as Exhibit 8.2 to the Registration Statement at least 48 hours prior to the Commission’s declaration of effectiveness.  In addition, the Issuer will supplementally provide to the Staff a copy of the private letter ruling with the courtesy tape-bound copies of Amendment No. 4 to be delivered after Amendment No. 4 is filed on EDGAR.

Exhibit 23

9)                                     Comment:                                      We note that your auditor’s consent references their report dated September 15, 2010.  However, the audit report included in the filing is dated October 1, 2010.  Please file an amendment to include consent from your auditor that agrees to the date of the including audit report.

Response:                                        The Issuer has filed a revised consent of the independent auditor in Amendment No. 4 and confirmed that it contains the correct date of the auditor’s report.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	Ms. Stacie D. Gorman, Division of Corporation Finance
Mr. Edward L. Carey, Clarion Property Trust Inc.
Mr. Douglas L. DuMond, Clarion Property Trust Inc.
Mr. Nathaniel Kiernan, ING Clarion Partners, LLC
Mr. Jason W. Goode, Alston & Bird LLP